SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO-I/13E-3 - A
TENDER OFFER STATEMENT
Under Section 13E-3 of the Securities Exchange Act
TV COMMUNICATIONS NETWORK, INC.
(Name of Subject Company (issuer) )
TV COMMUNICATIONS NETWORK, INC.
OMAR A. DUWAIK
(Name of Filing Persons (offerors))
COMMON STOCK, PAR VALUE
 $.0005 PER SHARE
(Title of Class of Securities)
873063309
(CUSIP Number of Class of Securities)
Kenneth D. Roznoy
V.P. Development
10020 E. Girard Ave. #300
Denver, CO 80231
(303) 751-2900  Fax (303) 751-1081
 Email: Kroznoy@Plinet.com
(Name, Address & Telephone Numbers
of Person Authorized to Receive Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
       $551,582.00		$110.31
________________________________________________________________________

? For purposes of calculating the amount of the filing fee only.
 Based on the purchase of 3,677,214 shares of TV Communications Network, Inc. stock at a purchase price of $0.15 per share net to the seller without interest. Such number of shares represents the total of 3,667,214 shares issued and outstanding except for those shares owned,beneficially owned or controlled by Omar A. Duwaik as of Mar. 26, 2001. Mr. Duwaik will not tender his shares hereunder.
**	The amount of the filing fee is calculated in accordance
with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended equal to 1/20 of 1% of the value of the transaction.
[ ] Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid.
[ ]Check box if filing relates solely to preliminary communication made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which this statement relates.
[  ]Third party tender offer subject to Rule 14(d)-1
[  ]Issuer tender offer subject to Rule 13e-4
[X]Going private transaction subject to Rule 13e-3
[  ]Amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting of the tender offer: [ ]

This Tender Offer Statement on Schedule TO/13e-3 - A
(the "Schedule TO") is an offer to purchase all of the outstanding stock of the Issuer, TV Communications Network, Inc. ("TVCN") in connection with a going-private transaction, except for those shares owned, beneficially owned or controlled by Omar A. Duwaik as of Mar. 26, 2001.
Mr. Duwaik will not tender or sell his shares hereunder.
This Tender Offer is made upon the terms and subject to the conditions set forth in the Offer To Purchase dated June 10, 2001 (the "Offer to Purchase") and the Letter of Transmittal (which, together with any amendments or supplements thereto collectively constitute the "Offer") that are attached to and included in this Schedule TO as Exhibits (B) and
(C)respectively.

All information set forth in the Offer to Purchase filed as Exhibit B to this Schedule TO is incorporated by reference in the answers to all items in this Schedule TO and is supplemented by the information specifically provided herein.

Item 1: Summary Term Sheet.

SUMMARY TERM SHEET

THIS TRANSACTION HAS NOT BEEN APPROVED
OR DISAPPROVED BY THE SECURITIES
AND EXCHANGE COMMISSION NOR HAS THE
COMMISSION PASSED UPON THE FAIRNESS
OR MERITS OF SUCH TRANSACTION NOR UPON
THE ACCURACY OR ADEQUACY OF THE INFORMATION
CONTAINED IN THIS DOCUMENT.
ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Date: June 10, 2001

? This is a Tender Offer from TVCN to buy and retire all
shares of TVCN stock so purchased in order to take the
company private.
(See Item 6)
?TVCN offers to pay you fifteen cents ($0.15) cash per
share for your stock in TVCN. (See Ex. B)
? If you want to sell your shares you must tell us before
July 10, 2001 and we must receive your stock certificates
by no later than September 1,     2001. (See Ex. B)
? The terms of this offer are set forth in the attached
Offerto Purchase. (See Ex. B)
? If you agree to sell your shares you can change your mind and withdraw your offer during the period this offer remains open which means until 5:00 pm MDT July 10, 2001 and if shares have not yet been accepted for payment, sixty (60) days after the offer commences which means until 5:00 pm MDT
Aug. 10, 2001. (See Ex. B)
? You don't have to sell your shares. It is not mandatory.
? If you keep them, you will still own stock in TVCN.
(See Item 14)
? TVCN intends to go "private" shortly, and this means that there will be no market for your shares, TVCN stock will no longer be listed or traded on any stock exchange and the Company will no longer file reports with the SEC.
(See Items 6, 13)
? If you want to sell your shares read the Letter of Transmittal. This will tell you how to do it, where to send your stock or how to instruct your broker to do it for you. (Ex. C)
? TVCN reserves the right, on or before the Tender Offer expiration date, in it's sole discretion, to waive any and all conditions of the Offer, extend or terminate the Offer or otherwise amend the Offer in any respect. Any extension, amendment or termination will be followed promptly by an announcement thereof. (Item 4 (ic)(ix))
? This offer becomes effective on June 10, 2001. It expires at 5:00 p.m.
? MDT on July 10, 2001.  (See Exhibit B)
TVCN will report the results of this Tender Offer within ten (10) days of the closing date. (See Exhibit B)
?You can get all the information you need by calling, faxing, ?writing or E-mailing the Company (TVCN) at the address listed below.
?Ask for Ken Roznoy.  (Face Sheet)
?The Offer to Purchase and the Letter of Transmittal contain important information, which should be read before holders or beneficial owners of TVCN Stock decide whether to accept or reject the Offer. The Company makes no recommendation as to whether holders or beneficial owners should tender their stock pursuant to the Offer. (Ex. B & C) SIC QUESTIONS

WHO IS OFFERING TO BUY MY SHARES ?
The purchaser is TV Communications Network, Inc. ("TVCN").
TVCN is also the issuer of the stock. Omar Duwaik is also listed as a Filing Person hereunder.

WHAT SHARES ARE BEING SOUGHT IN THIS OFFER ?
TVCN is offering to purchase all the outstanding shares of stock of the Company except for those shares owned, beneficially owned or controlled by it's President, Omar Duwaik.

WHY ARE YOU MAKING THIS OFFER ?
TVCN is making this offer in order to take the company private.

WHAT ARE THE MOST IMPORTANT CONDITIONS OF THIS OFFER ?
The most important conditions of this offer are as follows:

- Shareholders must validly tender their stock. They must tender sufficient numbers of shares to reduce the number of shareholders below three hundred.
- The Company's board of directors must be satisfied that the provisions of the company's Articles of Incorporation and By-Laws have been complied with.
- Shareholders will be paid in two increments:  First;
  a payment of $.03 per share on or before Sept. 1, 2001 and; Second,a payment of $.12 per share on or before Sept. 1, 2001. Interest will not be paid hereunder.



DOES TVCN HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT ? Yes.TVCN has sufficient funds from cash and liquid resources to acquire all shares in this transaction. It is not conditioned on any financing arrangements.
See Item 7: Source and Amount of Funds. TVCN does not think it's financial condition is relevant to this offer since it is being made solely for cash and is not subject to any financing conditions.

HOW LONG DO I HAVE TO DECIDE WHETHER OR NOT TO TENDER ?
You will have at least until 5:00 pm MDT on July 10, 2001.
You may also be able to use a Guaranteed Delivery Procedure to extend the time under certain circumstances.
See Letter of Transmittal (Exhibit C).

CAN THIS OFFER BE EXTENDED ?
Yes. TVCN may extend this offer, if at the time this offer is scheduled to expire, the offer conditions are not satisfied, are waived or required by SEC rules to be extended. TVCN may also provide a subsequent offering period. If so, we will promptly publish an announcement thereof by mailing same directly to shareholders. We do not currently intend to include a subsequent offering period but we reserve the right to do so.(See Item 4.Terms of the Transaction.)

WILL I HAVE TO PAY A BROKERAGE FEE IF I TENDER MY SHARES ?
TVCN offers to pay $.015/share, net to you, in cash according to the terms as set forth herein. If you tender your shares to TVCN you will not have to pay a brokerage fee or any similar charges. If your shares are held by a broker, depository or other nominee, they may charge you for tendering those shares on your behalf. You should consult your broker or nominee to determine if any such charges will be required.

WILL THE TENDER OFFER BE FOLLOWED BY ANY
KIND OF MERGER ? No.   Shares tendered hereunder will be
retired and the company will be taken private.

WHAT DOES MANAGEMENT OF THE COMPANY THINK ABOUT
THIS OFFER ?
Due to the fact that Omar Duwaik owns or controls more than ninety-three percent (93%) of the stock of TVCN, management is taking no position and remaining neutral and as such makes no recommendation concerning this transaction.

WHO CAN I TALK TO IF I HAVE ADDITIONAL QUESTIONS?
Contact Ken Roznoy at TVCN. Phone: (303) 751-2900  Fax:
(303) 751-1081  Email: Kroznoy@Plinet.com.

SPECIAL FACTORS

Item 7:	Source and amount of Funds.
(a) Source of Funds.  The amount of funds required to
(b) purchase the maximum amount of securities sought
    in this Tender Offer is $551,657.  The source of funds
    is the company's existing cash/liquid reserves. Those
    reserves are as set forth in Form 10K-SB at page 47 as
    filed on 1-29-01. If those revenues, for any reason do
    not prove sufficient then the Company President and
    CEO has agreed to loan the company sufficient funds
    upon the terms and conditions set forth in Item 7(d)
    hereunder.
(c) Conditions: There are no material conditions to the
    financing and no plans to seek alternative financing
    if the primary financing plan falls through.
(d) Expenses:The expenses estimated to be incurred in
    connection with this transaction and paid for by the
    company are:
 i. Mailing & Printing:	      $ 143.00
 ii. Transfer Agent Costs       394.00
 iii. Filing fees w/ SEC        110.31
 iv. Publication costs	        635.00
 v. Legal & Accounting	      5,000.00
Total -------------------   $ 6,282.31

(e) Borrowed Funds:  If the cash/liquid reserves of the
    company are not sufficient hereunder a loan will be
    advanced to the company by it's President, Omar Duwaik.
    The terms thereof are as follows:
a.  Lender:Omar Duwaik, President & CEO
b.  Term:Five (5) years.
c.  Collateral:	None
d.  Interest Rate:8.5%
e.  Financing Plans:  None.
f. No dividends have ever been paid by TVCN and will ever pay dividends in the future.
(g) TVCN has not purchased any of it's own securities during the past two years. As set forth in Form 4
    Filed Sept. 13, 2000 and SC 13D filed Aug. 23, 2000
Mr. Duwaik has purchased a total of 118,700 shares of TVCN stock in the open market for which he paid more than $117,000.

Item 8. Interest in Securities of TVCN.
(a) Securities Ownership.  Omar Duwaik, President and
    CEO of TVCN currently owns, beneficially owns or controls 63,792,574 shares of stock in TVCN. This constitutes 93.169% of the stock. He will sell no stock to TVCN under this Tender Offer.
(b) Securities Transactions: There are no known transactions in TVCN securities by the company, any subsidiary, pension, profit-sharing or similar plan of the issuer or any executive officer, director or affiliate in the last sixty (60) days next preceding this transaction.
(c) Issuance of Shares: As set forth in Form 10KSB (Notes F-5) filed on Jan. 29, 2001and hereby incorporated by reference, the Company issued 17, 633,334 shares of common stock to it's President and CEO, Omar Duwaik as payment for past services rendered, settlement of previously accrued unpaid balances and for repayment of advances valued at $1,058,000. This was done at an equivalent per-share price of $0.0599 (almost six-cents) per /share.

Item 9. Persons/assets, retained, employed, compensated or used.
    (h) Solicitations or Recommendations. There are no persons directly or indirectly employed or retained to make solicitations or recommendations in connection with this transaction.
(i) Employee & Corporate Assets. The normal office staff together with the cash assets of the company as set forth in Item 7 (above) have been or will be employed and/or used by TVCN in connection with this transaction. The purpose for their employment was to obtain shareholder's lists from the transfer agent, prepare this Schedule TO and the Offer to Purchase documents and to mail and/or publish the same, to provide information to shareholders and to perform standard office duties in connection herewith.



Item 2.	Subject Company Information.
(a) The name and address of the company (Issuer) at its principal executive office is as follows:
TV Communications Network, Inc. ("TVCN")
10020 E. Girard Ave. #300
Denver, CO 80231
(303) 751-2900
(b) The title and number of shares outstanding as of
Mar. 26, 2001 is:
Title:  			Common Stock
Shares outstanding:		68,469,788
Amount being sought		 3,677,214
Consideration being offered             $0.15 (fifteen cents) per
share (c) The principal market in which the securities are traded is the OTC Bulletin Board under the symbol "TVCN". The high and low trading price(s) in each quarter of the last two years is:
Quarter Ending	       High Bid   Low Ask per Share  per Share
03/30/01		  .50	    .08
12/31/00  		  .69	    .34
9/30/00			 1.03	    .69
6/30/00			 1.03	    .31
3/31/00			 1.03	    .31
12/31/99	          .12	    .12
9/30/99			  .18	    .18
6/30/99			  .16	    .15
3/31/99			  .19	    .16
12/31/98		  .24	    .19

Item 3.	Identity & Background of Filing Persons.  The filing
persons hereunder are the subject company, to-with TV Communications Network, Inc.("TVCN") and Omar Duwaik,its President, CEO and majority,controlling shareholder.10020 E. Girard Ave.
#300 Denver, CO 80231(303) 751-2900
(a) Business & Background. Mr. Duwaik is currently the founder, president, CEO and majority shareholder of TVCN and has been since the company's inception in 1987. This work is carried on at the listed address of TVCN.
(b) Mr. Duwaik has held no other positions, offices, occupations or employment during this time except as owner of an affiliated company as set forth in Form 10KSB/A. Mr. Duwaik has not been convicted in any criminal proceeding during the past five
(5) years.
(c)Mr. Duwaik was a party to a judicial and administrative proceeding as set forth in prior Forms10-KSB. However, none of these resulted in a judgment, decree or final order of injunction or finding of any violation of federal or state securities laws.
(d)Mr. Duwaik's country of citizenship is the United States of America.
For information regarding other officers and directors of TVCN see the latest 10KSB/A and 10Q form on file with the SEC or you may obtain copies directly from the company.

Item 4.	Terms of the Transaction.
(a) The material terms of this Issuer Tender Offer
are as follows:
(i) The class of securities sought: Common Stock
The total number of securities sought: 3,677,214 which
represents all shares outstanding except for those shares
owned or beneficially owned by Mr. Duwaik. Mr. Duwaik
will not sell or tender his shares hereunder.
(ii)	Consideration offered to security holders is
cash in the
amount of fifteen-cents ($.15) per share.
The offering
person(s) will pay the consideration offered or return the
tendered securities, promptly after the termination or
withdrawal of the tender offer.
(iii)	The scheduled expiration date is July 10, 2000 @
5:00 pm MDT.
(iv) The TVCN reserves the right, on or before the Tender Offer expiration date, in it's sole discretion, to waive any and all conditions of the Offer, extend or terminate the Offer or otherwise amend the Offer in any respect.  Any extension,
amendment or termination will be followed promptly by an
announcement thereof.
(v) Security holders may withdraw their tendered securities at any time throughout the term of this offer which is until 5:00 pm MDT, July 10, 2001 and if shares have not yet been accepted for payment, sixty (60) days after the offer commences.
(vi)The process for tendering securities is to fill out the Letter of Transmittal (or a copy thereof) and mail it to the company or to notify your broker to do so. Process for withdrawal is to notify the company in writing, by US mail, fax or e-mail.
(vii)Securities will be accepted for payment by simply
tendering
same to the company at the address listed herein.
(viii) The accounting treatment of this transaction will be done according to US Generally Accepted Accounting Principles
(US GAAP). Federal tax consequences to:
A. Shareholders who accept this Offer and tender their shares will be
(i) short or long term capital gains if shares are sold
for more than cost or other basis or
(ii) short or long term
capital losses if shares are sold for less than cost or other basis. Capital gains or losses will not be realized until the
2002 tax year since the full payment for shares under this Offer
is not due until Sept. 1, 2002.   B. Shareholders who do not
accept this Offer and do not tender their shares will be
(i) short or long term capital losses since there will no longer be a market or market value for their shares if TVCN goes private and delists.
In the event that such losses are claimed for federal tax purposes and in the future the shares are sold then, depending upon the sales price, shareholders will incur capital gains or losses depending upon their cost or other basis in said shares.
The effect upon the Company will be a reduction in paid-in capital of up to $511,657.00 which should result in no immediate federal tax consequences to the company.

(ix)TVCN desires to purchase sufficient shares to reduce the number of shareholders below three hundred (300). In the event that this does not happen TVCN may, in it's sole discretion, extend, withdraw or terminate this offer. TVCN will promptly notify shareholders of any further action taken by the company. In any event, TVCN intends to cease filing any further SEC reports and to request voluntary suspension of trading of TVCN stock.

(b) Purchases. No securities are to be purchased from any officer or director of the company or any affiliate thereof.
(c) Different Terms:There are no different terms or arrangements in this transaction that treat any security holder differently from any other security holder.
(d) Appraisal Rights. Dissenting shareholders are entitled to any and all rights under the provisions of Colorado Revised Statutes CRS 7-113-102 which states that any shareholder is entitled to dissent and receive payment of fair value of the shareholder's shares upon the happening of any one, or more, of several named occurrences, or under any similar provision of the law in their respective state(s) of residence and any other applicable statutes. A dissenting shareholder is entitled to obtain an independent valuation of the fair value of his/her stock,which has been held to be akin to the fair market value that a shareholder would receive in an arms-length transaction. You can receive a copy of the Colorado law on the Worldwide Web at www.colorado.gov.statutes.
Dissenting shareholders are entitled to any and all rights under the provisions of Colorado Revised Statutes CRS 7-113-102
(see Exhibit D hereto) and any other applicable statutes. No provisions for appraisal services have been made.
A more detailed treatment of dissenter's appraisal rights and the procedures for exercising those rights is found in Exhibit D.
(e) Unaffiliated shareholders may have access to the company books and records in the manner set forth in the company's by-laws.

Item 5:	Past Contracts, Transactions, Negotiations and Agreements.
There are no agreements, understandings or relationships between the Issuer or any affiliate with respect to any securities of TVCN and relating directly or indirectly to this Tender Offer.

Item 6.	Purposes of the Transaction and Plans or Proposals.
(a) Purposes: The purposes of this transaction are to take the company private and to cease filing reports with the SEC.
(b) Use of Securities Acquired: All securities acquired pursuant to this Tender Offer will be retired.
(c) Plans: There are no plans for any extraordinary transactions such as a merger, reorganization or liquidation of the company or for the purchase, sale or transfer of any material amounts of company assets. There are no plans for any changes in the company's board of directors or management or to change the dividend rate or policy of indebtedness or capitalization of the company or for any changes in the company's Articles of Incorporation, By-laws or other governing instruments that could impede the acquisition or control of the company. There are no plans for any other material changes in the corporate structure or business of the company or to effect a "squeeze out" merger after the Tender Offer.

There are plans however, to de-list from any and all national securities exchanges and to cease to be quoted in any automated quotation system operated by a national securities association. In addition the company plans to suspend the company's current obligations to file reports under Sec. 15(d) of the Act.
(d) As set forth in Form 10-KSB filed on Jan. 29, 2001 the company will continue to seek the sale of some of it's wireless cable stations as set forth therein. Again, there can be no assurance that any such sales will take place or if so, that any such sale(s)will be on terms or conditions that are beneficial to the company or that any market exists or will develop in the future for the sale of these assets.
Item 10. Financial Statements. Financial statements for TVCN are on file with the SEC and are included in Form 10KSB/A which is hereby incorporated by reference as though it were set forth in its entirety herein. Form 10-KSB/A was filed electronically using the EDGAR system on 01/29/01.
The last 10Q which also contains financial statements was filed on Feb. 13, 2001 and is also incorporated by reference as though it were set forth in its entirety herein. These documents can be accessed through the SEC website at www.SEC.gov then click on Edgar Filings, then in the box marked "Company Name" enter "TV Communications Network" press and select those forms from the list that appears.
Copies may also be obtained directly from the company.

Item 11. Additional Information.
Agreements, regulatory requirements and legal proceedings. There are no agreements, regulatory requirements (other than as set forth and disclosed herein, to-wit Sec. 14(d)(1) and 13(e)(1) and 13e-3,13e-4 and others therein referenced) or legal proceedings that would materially affect a security holder's decision hereunder. It is not believed that anti-trust laws or margin requirements under Sec.7(15U.S.C. 78g) apply to this transaction.

Item 12. Solicitation or Recommendation.  The Company and
Mr. Duwaik are expressing no opinion and are remaining neutral toward the Offer to Purchase hereunder. They believe that shareholders should carefully weigh all factors that are set forth herein and should also seek competent legal and financial counsel before making a decision to accept or reject the Offer to Purchase. No officer, director or affiliate currently intends to tender or sell any TVCN stock owned or held by him/herself. Omar Duwaik intends to vote the securities under his ownership or control in favor of de-listing from any exchange and in favor of taking the company private for the reasons as set forth herein.
Security holders should seek and obtain the opinion of qualified legal,tax and financial counsel or advisors to more fully understandthese potential consequences before making a decision to tender.

Item 13.Purposes, alternatives, reasons, timing and effects in a going-private transaction.
(a) Purposes. The purpose for this Rule 13e-3 transaction is to take the company private and as set forth above.
(b) Alternatives:The company has not considered nor is the company aware of any viable alternative means to accomplish this stated purpose.
(c) Reasons & Timing: It is felt to be in the best interest of the Company to go private because financing has not been obtained and current and foreseeable market conditions do not favor obtaining financing in the foreseeable future. The company continues to show operating losses and the heavy burden in terms of costs, time delays and manpower to continue to file reports with the SEC are not sustainable.
In addition, the GAAP requirement of carrying company assets at net book have made it extremely improbable that the Company will obtain sufficient financing in the foreseeable future to fulfill it's corporate goals and if obtained, that the terms will be favorable to the Company. Management believes that the overall structure of the Company as a privately held entity will enable it to better accomplish its goals and will better facilitate realizing them. The timing of this transaction is done only to accomplish the goals and objectives as set forth herein and was facilitated by the failure to consummate a funding commitment that was represented to the Company as a "firm" obligation but which, nevertheless, did not materialize. Further this Tender Offer is being made to give shareholders a choice of remaining as such in a private company or to sell their shares as set forth elsewhere herein.
(d) Effects: The effects of this transaction will be that the stock of security holders will no longer be traded on any exchange or quoted on any national quotation system nor will there be any market for that stock. TVCN will no longer file such reports with the SEC or any similar state or federal regulatory agency.
(e) Effect on Affiliates' Interests: This transaction will have the effect of increasing interest in the net book value and earnings of the company on behalf of Omar Duwaik and any other affiliated person(s). It will also increase the net voting effects and overall control exercisable by affiliates when voting on corporate matters. In each case, these effects could be increased by up to 6.831% in which case
Mr. Duwaik would then own, beneficially own and control
100% of the issued and outstanding stock instead of 93.169% as presently constituted.
(f) Federal Tax Consequences: The receipt of cash pursuant to this offer may constitute a taxable transaction for U.S.
Federal Income Tax purposes and may also be taxable under applicable state, local or foreign income or other tax laws. Under the US federal tax laws, payments in connection with this transaction may be subject to withholding at a rate of thirty-one percent (31%) unless a stockholder provides a correct federal taxpayer identification number. A stockholder that does not provide a correct federal taxpayer identification number may also be subject to penalties imposed by the Internal Revenue
Service. Noncorporate foreign stockholders should complete an IRS Form w-8, Certificate of Foreign Status to avoid backup withholding. Federal tax consequences for TVCN are expected to be a diminution of paid-in-capital in the amount of up to $551,657 as reflected on the company's books. If shareholders sell under this Tender
Offer to purchase, they may experience capital gains or losses depending upon the basis at which they acquired their stock hereunder.
(g) Overall Benefits: The Company will benefit under this transaction by no longer having the financial or work burden of preparing and filing SEC reports or of paying auditors, accounting or legal fees for these purposes.
The substantial man/womanpower requirements connected with such activities will also be reduced. The company also feels that it's fair market value as an ongoing business will be enhanced and that the opportunities to compete in the marketplace effectively will be enlarged.
(h) Overall Detriments: If the Company goes private and you do not tender (sell) your stock hereunder there will no longer be any market for TVCN stock nor is any market likely to develop in the future. This means that shareholders will lose liquidity and may not be able to sell their stock to anyone except to the Company, it's limited shareholders or to it's management. Further, you would not receive the benefits of continued reporting and disclosure through TVCN's filings with the SEC as in the past.That means a loss of the market for the stock. If you do tender(sell) your stock back to the Company hereunder
(i)you will receive the offering price, which may be less than your purchase price.
(ii) The offering price will be paid in two installments, which will delay your receipt of the full payment until Sept. 1, 2002.
(iii) You would realize no benefits from any future developments or progress in the
Company business or increases in the overall market, if, indeed, such would occur, of which there can be no assurance.
Item 14.Fairness of Going-Private Transaction.
(a) Fairness. The company, together with it's executive officers, directors and affiliates and Omar Duwaik individually, feel that the within transaction is fair to all unaffiliated security holders.The Company is not obligated nor is it eager to make this Tender Offer. The Company is making this Tender Offer to dispel any notion that shareholders may be forced to remain shareholders or to otherwise be compelled to remain as a shareholder in a private company. The Company is giving shareholders a choice to either sell their shares now or to remain as shareholders in a private company. Mr.Duwaik, the majority shareholder, intends to vote as set forth herein. These affiliated people believe this offer to be fair. This transaction is fair to unaffiliated shareholders in the absence of any requirement that a majority of unaffiliated shareholders approve this transaction and the fact that no unaffiliated representative has been retained to act on behalf of unaffiliated shareholders or to prepare a report concerning the fairness of this transaction as set forth in Items 14 (b) & (c) below.
This belief is based upon the following factors which are set forth in the order of the respective weight given to each factor:
(i) The financial statements of the company show continuing operating losses which losses have totaled $9,815,105 in the last three fiscal years and it is probable that such losses will continue indefinitely into the future.
(ii) The company has been unable to obtain financing for it's projects despite lengthy and continuing efforts to do so and without which the company cannot accomplish it's goals and objectives.
(iii) The overall performance of the market for telecom sector stocks (of which TVCN is a part) has been weak and losses are predicted to be extensive in the overall sector in the foreseeable future.
(iv) Market performance for TVCN stock has been weak for more than the past two years having fallen from a high of $1.03/share in early 2000 to a low of $.08/share where it has remained since
March 12, 2001 through the date of publication of this Offer. The offering price hereunder ($0.15) is 87.5% higher than the current closing price. This current market price ($0.08) is 53% of the offering price of $0.15/share hereunder.
(v) The per-share equivalent net book value of the stock is $0.0724 or a little more than seven cents per share.
(Shareholders Equity:$4,962,024 divided by 68,469,788 shares issued and outstanding).The offering price hereunder is 207% of the per-share net book value ($0.15 offering price divided by $0.0724).
(vi) The liquidation value of the company would be the price that a third-party buyer(s) would pay for used telecommunications equipment, licenses, accounts receivable, etc. The Net Book Value of the company is $4,962,024 or $.0724/share. It is very doubtful that a liquidation of assets would net that amount. If it did, liquidation value would also equal $0.0724/share.
(vii)The Offering price ($0.15/share) was arrived at by first considering per-share equivalent net book value and probable liquidation value as set forth above. However, actual market price is felt to be the best indicator of the value of TVCN's shares.Market price has ranged from $0.50 (fifty-cents) per share on 01/12/01 to $0.08/share (eight-cents) on 03/30/01.The market price has shown a steady decline between Jan 12, 2001 and March
30, 2001. It has remained at historic low prices ($.08-.11/share) since then.
(viii)Trading volume has been less than 1,000 shares/week for five of the last eighteen weeks (through May 25, 2001) with zero volume during two consecutive weeks in February.
(ix)Closing week's bid price has been less than the offering price ($0.15/share) since 3/30/01.
(x) Historical per share market prices over the last three (3) years have ranged from $1.03 to $.08. Historical averages for the last ten (10) quarters are: High Asked: $0.517 Low
Bid: $0.253. A comparison of historical per-share value with current per-share value clearly shows a higher historical value than the price being offered hereunder. Nevertheless, the company feels that the Offer hereunder is fair because actual market value of the shares at the date of this Offer is only $0.08/share which represents, in the company's opinion, the best assessment of value thereof. In addition it should be noted that the High ($1.03/share) was achieved during the time when Mr. Duwaik purchased
118,000 shares in the open market and therefore the statistical validity of the reported high is questionable.
Indeed, the median price of TVCN stock during the last ten
(10) quarters is $0.28 (high bid) and $0.21.5 (low asked).
(xi)There have been no firm offers made by any unaffiliated persons during the preceding eighteen (18) months for a merger or consolidation; the sale or transfer of all or any substantial part of the assets of TVCN or (c) securities which would have enabled the holder to control TVCN.

(b) Approval of Security Holders: This transaction is not structured so that an approval of the majority of unaffiliated security holders is required.
(c) Unaffiliated Representative. The directors have not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders hereunder or to prepare a report concerning the fairness of this transaction.
(d) Approval of Directors. This transaction was approved by the Board of Directors including the only director who is not an employee of the company.
(e) Other Offers. The company is not aware of any similar firm offers made or contemplated by unaffiliated persons during the last two years for
(i) any merger, reverse merger or consolidation;
(ii) for the sale or transfer of all or any substantial part of the assets of the company or
(iii) for the purchase of company stock that would enable the holder to exercise control over the company.
(f) Reports, Opinion or Appraisal. The company has not received and is not aware of any reports, opinions or appraisals relating to the fairness of the consideration offered to security holders hereunder.
(g) No Third-Party Depository. This transaction does not make use of a third-party depository, trust or escrow agent to hold tendered shares. Instead, shareholders who want to sell their shares are asked to mail them directly to TVCN. In so doing, shareholders run the risk of loss-in-transit, missed delivery, misplacement, mishandling or misdirection of their share certificates. In addition shareholders will not have the benefit of a third-party escrow or depositary agent or trustee to hold their certificates pending the outcome of this Offer.
(h) Security holders who retain their interests will be effected differently than those who sell their interests. Those who retain their interests may permanently lose market value of their shares and would therefore be unable to sell their shares in any public market or exchange. They would still be a shareholder in a private company but without the benefit of a publicly traded market for their equity. If the company is successful, sells to or merges with another company in the future (of which there is absolutely no assurance) then all shareholders would benefit. If not, there would be no such benefit. Shareholders who do sell their stock now will receive cash for their interests but would lose all possible future benefits since they would no longer own stock.

Item 15.Exhibits. The following documents are attached hereto and listed as exhibits to this Schedule TO:
A. Summary Term Sheet
B. Offer to Purchase
C. Letter of Transmittal
D.  CRS 7-13-102  Dissenter's Statutory Rights in Colorado


SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TV Communications Network, Inc.  ("TVCN")


By: _/s/Omar Duwaik, President and CEO


Omar Duwaik


/s/  Omar Duwaik____________________

Dated: June 10, 2001
Amount of Filing Fee:  $110.31


EXHIBITS

EXHIBIT A:  SUMMARY TERM SHEET

SUMMARY TERM SHEET

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED
BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE
COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH
TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE
INFORMATION CONTAINED IN THIS DOCUMENT.  ANY
REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Date: June 10, 2001

? This is a Tender Offer from TVCN to buy and retire all shares of TVCN stock so purchased in order to take the company private. (See Item 6)
? TVCN offers to pay you fifteen cents ($0.15) cash per share for your stock in TVCN.(See Ex. B)
? If you want to sell your shares you must tell us before July 1, 2001 and we must receive your stock certificates by no later than September 1, 2001. (See Ex. B)
? The terms of this offer are set forth in the attached
  Offer to Purchase.  (See Ex. B)
? If you want to sell your shares you must tell us before July 1, 2001 and we must receive your stock certificates by no later than September 1, 2001.
  (See Ex. B)
? The terms of this offer are set forth in the attached
Offer to Purchase.
(See Ex. B)
? If you agree to sell your shares you can change your mind and withdraw your offer during the period this offer remains open which means until 5:00 pm MDT July 10, 2001 and if shares have not yet been accepted for payment, sixty (60)days after the offer commences which means until 5:00 pm MDT
Aug. 10, 2001.(See Ex. B)
? You don't have to sell your shares. It is not mandatory.
? If you keep them, you will still own stock in TVCN.
(See Item 14)
? TVCN intends to go "private" shortly, and this means that there will be no market for your shares, TVCN stock will no longer be listed or traded on any stock exchange and the Company will no longer file reports with the SEC. (See Items 6, 13)
? If you want to sell your shares read the Letter of Transmittal. This will tell you how to do it, where to send your stock or how to instruct your broker to do it for you. (Ex. C)
? TVCN reserves the right, on or before the Tender Offer expiration date, in it's sole discretion, to waive any and all conditions of the Offer, extend or terminate the Offer or otherwise amend the Offer in any respect.
Any extension, amendment or termination will be followed promptly by an announcement thereof.
(Item 4 (ic)(ix) )
? This offer becomes effective on June 10, 2001.
It expires at 5:00 p.m.
 MDT onJuly 10,2001.  (Ex. C)
? TVCN will report the results of this Tender Offer within ten (10) days of the closing date. (Ex. C)
? You can get all the information you need by calling, faxing, writing or E-mailing the Company
(TVCN) at the address listed below.
Ask for Ken Roznoy.  (Face Sheet)
? The Offer to Purchase and the Letter of Transmittal contain important information,which should be read before holders or beneficial owners of TVCN Stock decide whether to accept or reject the Offer.The Company makes no recommendation as to whether holders or beneficial owners should tender their stock pursuant to the Offer.
(Ex. B & C)

EXHIBIT B:  OFFER TO PURCHASE

$551,657

TV Communications Network, Inc.  ("TVCN")

OFFER TO PURCHASE FOR CASH

TV Communications Network, Inc. ("TVCN") Notice of Offer to
Purchase for Cash Any or All of the following class of stock of TVCN:

Description of Securities		CUSIP No.
Common Stock				873063309

TVCN (the "Company") and Omar Duwaik, it's President, CEO and majority shareholder are offering to purchase for cash
(the "Offer") upon the terms and subject to the conditions of this Stock Tender Offer dated June 10, 2001 (the "Offer to Purchase") any and all of the Common Stock listed above.





TV Communications Network, Inc. (the "Company" or "TVCN"), has been a publicly trading company since 1987, and has been filing with the Securities and Exchange Commission
("SEC") quarterly and annual reports since then. The last quarterly report was filed on February 13, 2001. However, absent of adequate financing, the Company has concluded that the cost and expense of filing SEC reports are no longer financially sustainable by the Company.

Therefore, effective upon completion of this Tender Offer, the Company no longer plans to file reports with the SEC.
The Company has informed the SEC of its intention, and will request voluntary suspension of the trading of its stock from the OTC Bulletin Board. When and if adequate financing is obtained, of which there can be no assurance, the Company will consider whether or not to resume its filing with the SEC and request reinstatement or re-listing its stock for trading.

As the Company is ceasing its SEC filing activities, the Company is hereby tendering this offer ("Tender Offer") to all shareholders of the Record Date. Shareholders of the Record Date of March 26, 2001, are given the option to keep their shares of the Company's common stock ("Shares"), or to sell their Shares to the Company at a price of fifteen cents ($0.15) per share ("Purchase Price"). The Purchase
Price is payable in two installments. The first installment will be $0.03 per share, while the second will be twelve cents ($0.12) per share. The funds for the Offer are from the available cash at hand for the Company and/or cash provided by the Company's president. The following are the terms and conditions of the Tender Offer:

1. The Tender Offer will go into effect on June 10,
2001, and will continue until the close of business on July 10, 2001. No extension is expected.
2. The Company reserves the right, until July 10, 2001, in its sole discretion, to waive any and all conditions of the Offer, extend or terminate the Offer or otherwise amend the Offer in any respect.
Any extension, amendment or termination will be followed promptly by an announcement thereof.
3. Shareholders who reject this Offer and elect to keep their Shares need not do anything. These
Shareholders will continue to be shareholders of the Company as a non-reporting, private entity.
Although they will benefit from any potential growth of the Company, of which there can be no assurance, they do so with the understanding that there will be no trading market in which to sell their shares.
While the Company can not currently afford to continue filing the required reports with the SEC, the Company will continue, for as long as financially practical, its attempt to seek the necessary funding for its business activities.
4. After you have Tendered your Stock certificate(s) you can change your mind and withdraw your certificates until July 10, 2001 or if shares have not been accepted for payment until Aug. 10, 2001.
5. Shareholders, who elect to sell their Shares to the Company at the Purchase Price of fifteen cents
($0.15) per share, must turn in their stock certificates underlying the Shares being sold to the Company at the address shown above. Shareholders who elect to sell their Shares but do not hold the stock certificates underlying said Shares, must (a) inform the holders of their certificates of their decision to sell the Shares, (b) request from said holders to mail their stock certificates to the Company; and (c) send a copy of such request to the Company by either mail or fax. In any event, the stock certificates underlying any shares intended to be sold to the Company must be received by the Company by no later than Sept. 1, 2001.
6. On or before Nov. 1, 2001, the Company will pay to the Shareholders the first installment of the Purchase Price or $0.03 for each Share received.
7. On or before Sept. 1, 2002, the Company will pay the remaining balance of the Purchase Price in the amount of $0.12 (twelve cents) per share.
Thereafter the shares so purchased will be retired.
8. Stock tendered pursuant to this offer may be withdrawn at any time prior to the earlier of the Tender Offer Expiration Date or payment by the Company of the Tender Offer Consideration. Any such notice of withdrawal must (a) specify the name of the Holder who tendered the stock to be withdrawn,
(b) contain the description of the stock to be withdrawn, and (c) be signed by the holder of the stock.
9. If the company extends the Offer or is delayed in its acceptance or purchase of the stock or is unable to purchase stock pursuant to the Offer for any reason, then, without prejudice to the Company's rights hereunder, tendered stock may be withdrawn as otherwise provided herein and subject to Rule 14e-
1(c) under the Exchange Act. Rule 14e-1(c) requires that an offer or pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer.
10. All questions about the validity, form and eligibility, including time of receipt of notice of withdrawal will be determined by the Company in its sole discretion. The Company's determination will be final and binding. Neither the Company, any depository agent, DTC or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

EXHIBIT C:  LETTER OF TRANSMITTAL
(Not included with this Filing)

EXHIBIT D:  DISSENTERS RIGHTS

Colorado Revised Statutes 1997   7-113-102
RIGHT TO DISSENT
(1) A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of any of the following corporate actions:
(a) Consummation of a plan of merger to which the corporation is a party if:
(I) Approval by the shareholders of that corporation is required for the merger by section 7-111-103 or 7-111-104 or by the articles of incorporation; or
(II) The corporation is a subsidiary that is merged with its parent corporation under section 7-111-104;
(b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired;
(c) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation for which a shareholder vote is required under section 7-112-102 (1); and
(d) Consummation of a sale, lease, exchange, or other disposition of all,or substantially all, of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to the disposition pursuant to section
7-112-102 (2).

(1.3) A shareholder is not entitled to dissent and obtain payment, under subsection (1) of this section, of the fair value of the shares of any class or series of shares which either were listed on a national securities exchange registered under the federal "Securities Exchange Act of 1934", as amended, or on the national market system of the national association of securities dealers automated quotation system, or were held of record by more than two thousand shareholders, at the time of:
(a) The record date fixed under section 7-107-107 to determine the shareholders entitled to receive notice of the shareholders' meeting at which the corporate action is submitted to a vote;
(b) The record date fixed under section 7-107-104 to determine shareholders entitled to sign writings consenting to the corporate action;or
(c) The effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.
(1.8) The limitation set forth in subsection (1.3) of this section shall not apply if the shareholder will receive for the shareholder's shares, pursuant to the corporate action,anything except:
(a) Shares of the corporation surviving the consummation of the plan of merger or share exchange;
(b) Shares of any other corporation which at the effective date of the plan of merger or share exchange either will be listed on a national securities exchange registered under the federal "Securities Exchange Act of 1934", as amended, or on the national market system of the national association of securities dealers automated quotation system, or will be held of record by more than two thousand shareholders;
(c) Cash in lieu of fractional shares; or
(d) Any combination of the foregoing described shares or cash in lieu of fractional shares.
(2) (Deleted by amendment, L. 96, p. 1321,30, effective June 1, 1996.)
(2.5) A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of a reverse split that reduces the number of shares owned by the shareholder to a fraction of a share or to scrip if the fractional share or scrip so created is to be acquired for cash or the scrip is to be voided under section 7-106-104.
(3) A shareholder is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of any corporate action to the extent provided by the bylaws or a resolution of the board of directors.
(4) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this article may not challenge the corporate action creating such entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.
Source: L. 93: Entire article added, p. 814,1, effective July 1, 1994.
 L. 96: Entire section amended, p. 1321, 30, effective June 1.
 Am. Jur.2d. See 18A Am. Jur.2d, Corporations, 805-817, 826; 19 Am. Jur.2d, Corporations, 2574.
C.J.S. See 19 C.J.S., Corporations, 799-801.
Law reviews. For article, see 16 Colo. Law. 769 (1987). For article, "Dissenter's Rights in Colorado".


PROCCEDURES TO EXERCISE DISSENTER'S RIGHT

1. Within thirty (30) days of the
publication of Results under this
Tender Offer provide notice in
writing to the Company of your
dissent and desire to obtain a
third-party, independent appraisal
of the value of your shares.

2. Notice may be given by letter, fax
or e-mail to the address as listed
on the Head Sheet of the Tender
Offer.   Notices should be
addressed to Ken Roznoy.

3. Notices should state the reason
for your dissent.

4. You should then obtain the
services of an independent, third-
party to provide an appraisal of
the value of your stock.

5. Submit that appraisal to the
company at the above address
within ninety (90) days of the
date of publication of Results
hereunder.



6. Within ten (10) days of the
receipt thereof the company will
advise you whether or not it will
accept or reject your valuation.
If accepted payment will be made
according to the schedule as set
forth in the Offer to Purchase.

7. If the company does not accept
your valuation then you may either
submit this matter to binding
arbitration in accordance with the
rules of the American Arbitration
Association and according to an
agreement therefore that will be
provided by the company.

8. In the event that we cannot reach
an agreement to arbitrate the
matter, then you may litigate this
matter in any Colorado court of
competent jurisdiction.